ICO, Inc.
1811 Bering Drive
Houston, Texas 77057
713-351-4100

May 3, 2007

Via U.S. mail and facsimile

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attn: Mr. John Cash

RE: ICO, Inc. (The “Company”)
Form 10-K for the fiscal year ended September 30, 2006
Filed December 14, 2006
File # 1-8327

Dear Mr. Cash:

I have reviewed the letter you sent to us on April 25, 2007 and am responding to you on behalf of the Company. For your convenience, we have repeated the comments of the Staff in italic type exactly as set forth in the Comment Letter in the order given and follow with the response of the Company to each comment immediately below the text of the applicable comment.

Form 10-K for the fiscal year ended September 30, 2006
Note 16. Commitments and Contingencies, page F-25

1.
Based on your response to our prior comment five, it remains unclear to us whether you believe that the liability related to the MAC Superfund site could have a material adverse effect on your results of operations. In this regard, your response addresses the expected impact on your financial condition, but it does not address the expected impact on your results of operations. If you do not expect this liability to have a material adverse effect on either your financial condition or your results of operations, please confirm this to us and disclose a statement to this effect in future filings. Alternatively, if you believe that it is at least reasonably possible that the resolution of this matter could have a material adverse effect on your results of operations, it would remain unclear to us how you concluded that additional disclosures were not required under SFAS 5, SOP 94-6, SOP 96-1, and SAB Topic 5Y.

We do not expect our liability with respect to the Malone Service Company (“MSC”) Superfund site in Texas City, Texas to have a material adverse effect on our results of operations, financial condition and/or cash flows. We will disclose this fact in our future filings.

Form 10-Q for the quarterly period ended December 31, 2006
Note 3. Earnings per Share, page 8

2.
We have reviewed your response to our prior comment eight. Your calculation of diluted earnings per share does not appear to include shares related to the portion of your Preferred Stock that was not redeemed. We therefore assume that you concluded that the unredeemed Preferred Stock was antidilutive during the three months ended December 31, 2006. Please explain your conclusion to us in more detail. Reference paragraph 27 of FAS 128 and EITF Topic D-53.

We concluded that our unredeemed Preferred Stock was anti-dilutive during the three months ended December 31, 2006. In reaching this conclusion, we followed the if-converted method as prescribed in FAS 128. We computed and reported diluted earnings per share as $.0879 (with our unredeemed Preferred Stock treated as anti-dilutive). If we assume the unredeemed Preferred Stock was converted at the beginning of the period (meaning we add back to net income applicable to Common Stock the accrued Preferred Stock Dividends related to our unredeemed Preferred Stock and then add to the denominator the resultant incremental number of common shares), the earnings per share figure is $.0891 from continuing operations. Thus, we concluded our unredeemed Preferred Stock was anti-dilutive for the three months ended December 31, 2006.

We hope that our responses have answered your questions/comments. If you have any further questions, please feel free to contact me at (713) 351-4125.

Sincerely,

/s/  Jon C. Biro
Jon C. Biro
Chief Financial Officer and Treasurer